American Electric Power

1 Riverside Plaza

Columbus, OH 43215-2372

February 19, 2025

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	American Electric Power Company, Inc.

Registration Statement on Form S-3 (File No. 333-284966)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-284966) filed by American Electric Power Company, Inc. on February 14, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

/s/ David C. House
David C. House
Associate General Counsel and Assistant Secretary